UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BORGWARNER INC.
________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-12162	13-3404508
State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization		Identification No.)

3850 Hamlin Road, Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)

Tonit M. Calaway
(248) 754-9200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01     Conflict Minerals Disclosure and Report

After performing the steps required by Rule 13p-1, BorgWarner Inc. ("BorgWarner" or the "Company") has no information that tin, tantalum, tungsten and/or gold necessary to the functionality or production of its products financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the DRC.

Item 1.02    Exhibits

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and may be found publicly on our internet website at www.borgwarner.com.

Section 2     Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report of BorgWarner Inc. for the period January 1, 2019 to December 31, 2019, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BorgWarner Inc.

Date: May 29, 2020	By:	/s/ Tonit M. Calaway
Name: Tonit M. Calaway
Title: Executive Vice President, Chief Legal Officer and Secretary